Exhibit (a)(5)(B)

84 Waterford Drive Marlborough, MA 01752-7010 Tel: 508-481-6700 Fax: 508-481-7683 www.sepracor.com

Contact:

Jonaé R. Barnes

Sr. Vice President, Investor Relations &

Corporate Communications

Sepracor Inc.

(508) 481-6700

SEPRACOR COMPLETES TENDER OFFER FOR
0% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2024

MARLBOROUGH, Mass., March 17, 2009 – Sepracor Inc. (Nasdaq: SEPR) today announced the expiration and final results of its tender offer for its 0% Convertible Senior Subordinated Notes due 2024.  The tender offer expired at Midnight, New York City time, at the end of March 16, 2009.

Sepracor has been advised by Global Bondholders Services Corporation, the Depositary for the tender offer, that as of the expiration of the offer $143,445,000 aggregate principal amount of the Notes had been validly tendered and not validly withdrawn. Sepracor intends to promptly forward cash in payment of the aggregate purchase price to the Depositary Trust company for distribution to the holders of the tendered Notes. The aggregate purchase price for all Notes validly tendered and not validly withdrawn, at a purchase price of $970 in cash per $1,000 principal amount, will be of approximately $139,141,650 (excluding fees and other expenses in connection with the tender offer).

Following Sepracor’s purchase of Notes pursuant to the tender offer, Notes in an aggregate principal amount of $239,005,000 will remain outstanding.

Morgan Stanley & Co. Incorporated and Deutsche Bank Securities Inc. are the Dealer Managers for the tender offer.  Global Bondholders Services Corporation is the Depositary for the tender offer. Holders with questions regarding the tender offer may contact Global Bondholder Services Corporation at (866) 857-2200 (toll-free) or (212) 430-3774 or the Dealer Managers: Morgan Stanley at (866) 818-4954 or Deutsche Bank Securities at (212) 250-5600.

This press release is for informational purposes only and does not constitute an offer to purchase nor a solicitation for acceptance of the offer described above.

About Sepracor

Sepracor Inc. is a research-based pharmaceutical company dedicated to treating and preventing human disease by discovering, developing and commercializing innovative pharmaceutical products that are directed toward serving large and growing markets and unmet medical needs. Sepracor’s drug development program has yielded a portfolio of pharmaceutical products and candidates with a focus on respiratory and central nervous system disorders. Currently marketed products include LUNESTA® brand eszopiclone, XOPENEX® brand levalbuterol HCl Inhalation Solution, XOPENEX HFA® brand levalbuterol tartrate Inhalation Aerosol, BROVANA® brand arformoterol tartrate Inhalation Solution, OMNARIS™ brand ciclesonide Nasal Spray and ALVESCO® brand ciclesonide HFA Inhalation Aerosol. Sepracor’s corporate headquarters are located in Marlborough, Massachusetts.

LUNESTA, XOPENEX, XOPENEX HFA and BROVANA are registered trademarks of Sepracor Inc. OMNARIS is a trademark and ALVESCO is a registered trademark of Nycomed GmbH.

For a copy of this release or any recent release,

visit Sepracor’s web site at www.sepracor.com.

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